FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2005.

Total number of pages: 37

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005 (Unaudited) (FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005) (FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005 (Unaudited)

(FROM APRIL 1, 2005 TO SEPTEMBER 30, 2005)

CONSOLIDATED

Released on December 8, 2005

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2005 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the six months ended September 30,

	2004	2005	2005
Net sales	¥ 236,405	¥ 256,174	$ 2,263,221
Operating income	24,096	25,078	221,557
Income before provision for income taxes	27,432	30,187	266,693
Net income	16,049	20,401	180,237
Per share data
Net income
－Basic	¥ 116.89	¥ 142.83	$ 1.26
－Diluted	¥ 111.20	¥ 137.20	$ 1.21

  CONSOLIDATED BALANCE SHEETS

	2005
	March 31	September 30	September 30
Current assets	¥ 260,943	¥ 288,050	$ 2,544,836
Investments	20,360	21,053	185,997
Property, plant, equipment and others	202,870	216,147	1,909,595
Total assets	484,173	525,250	4,640,428

Current liabilities	160,327	176,425	1,558,663
Long-term liabilities	61,299	58,490	516,742
Total liabilities	221,626	234,915	2,075,405
Minority interest in consolidated subsidiaries	55,507	59,026	521,477
Shareholders’ equity	207,040	231,309	2,043,546
Total liabilities and shareholders’ equity	¥ 484,173	¥ 525,250	$ 4,640,428

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30,
	2004	2005	2005
Net cash provided by operating activities	¥ 16,786	¥ 23,638	$ 208,834
Net cash used in investing activities	(21,507)	(19,687)	(173,928)
Net cash provided by financing activities	216	5,573	49,235
Effect of exchange rate changes on cash and cash equivalents	1,473	2,088	18,447

Net (decrease) increase in cash and cash equivalents	(3,032)	11,612	102,588
Cash and cash equivalents at beginning of period	73,392	70,111	619,410

Cash and cash equivalents at end of period	¥ 70,360	¥ 81,723	$ 721,998

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we”, ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Six Months Ended September 30, 2005 Compared to Six Months Ended September 30, 2004

Net Sales

Our net sales increased ¥19,769 million, or 8.4%, from ¥236,405 million for the six months ended September 30, 2004 to ¥256,174 million for the six months ended September 30, 2005. During the six months ended September 30, 2005, our core business, small precision motors, including hard disk drive spindle motors, progressed remarkably well, reflecting vigorous demand in the IT industry and consumer electronics. The businesses of mid-size motors, machinery, and electronic and optical components, however, recorded decreases in net sales and operating income as compared to the same period of the previous year due to prolonged inventory adjustments by our main customers and a sharp rise in material prices, mainly for steel. Net sales by business segment are as follows.

Net sales of hard disk drive spindle motors increased ¥23,249 million, or 43.8%, from ¥53,030 million for the six months ended September 30, 2004 to ¥76,279 million for the six months ended September 30, 2005. This was due to a large increase in sales of all sizes of hard disk drive spindle motors. Sales volume increased by 46.4 % compared to the same period of the previous fiscal year. Sales volume of 1.8-inch or smaller motors increased by approximately 2.5 times, 2.5-inch motors increased by approximately 2 times and 3.5-inch motors increased by approximately 20 % to the same period of the previous fiscal year. Net sales of these motors showed their largest rate of growth compared to their growth over the previous few fiscal years.

Net sales of hard disk drive spindle motors accounted for 22.4 % of total net sales for the six months ended September 30, 2004 and 29.8 % of total net sales for the six months ended September 30, 2005. Net sales of fluid dynamic bearing motors accounted for 85.8 % of total net sales of hard disk drive spindle motors for the six months ended September 30, 2004 and 98.6 % of total net sales of hard disk drive spindle motors for the six months ended September 30, 2005.

Net sales of other small precision brushless DC motors increased ¥3,572 million, or 12.4%, from ¥28,757 million for the six months ended September 30, 2004 to ¥32,329 million for the six months ended September 30, 2005. This increase resulted primarily from an increase in sales of DC motors for optical disks.

Net sales of other small precision brushless DC motors accounted for 12.2 % of total net sales for the six months ended September 30, 2004 and 12.6 % of total net sales for the six months ended September 30, 2005.

Net sales of brushless DC fans increased ¥785 million, or 4.5%, from ¥17,401 million for the six months ended September 30, 2004 to ¥18,186 million for the six months ended September 30, 2005. The increase was due to an increase in the sales of high-end products that resulted primarily from an increase in prices, although sales quantities slightly decreased.

Net sales of brushless DC fans accounted for 7.4 % of total net sales for the six months ended September 30, 2004 and 7.1 % of total net sales for the six months ended September 30, 2005.

Net sales of mid-size motors decreased ¥740 million, or 4.0%, from ¥18,697 million for the six months ended September 30, 2004 to ¥17,957 million for the six months ended September 30, 2005. This was due to sluggish sales of motors for home appliance and industrial use motors. The net sales amount of automotive motors increased by 14.8 % and net sales volume increased by 10.3 % as compared to the same period of the previous fiscal year.

Net sales of mid-size motors accounted for 7.9 % of our total net sales for the six months ended September 30, 2004 and 7.0 % of total net sales for the six months ended September 30, 2005.

Net sales of machinery decreased ¥3,368 million, or 9.0%, from ¥37,276 million for the six months ended September 30, 2004 to ¥33,908 million for the six months ended September 30, 2005.

This was due to a decrease in sales of Nidec Copal Corporation due to the insolvency of AgfaPhoto GmbH and a decrease in sales of Nidec Tosok Corporation due to a decrease in capital investment by its customers.

Net sales of machinery accounted for 15.8 % of our total net sales for the six months ended September 30, 2004 and 13.2 % of total net sales for the six months ended September 30, 2005.

Net sales of electronic and optical components decreased ¥1,776 million, or 2.7%, from ¥64,964 million for the six months ended September 30, 2004 to ¥63,188 million for the six months ended September 30, 2005. This was mainly due to a decrease in sales of Nidec Copal Corporation due to decreased sales of shutters, lens units and backlights resulting from inventory adjustments by our main customers. On the other hand, sales of Nidec Sankyo Corporation increased by 20.5 % due to an increase in sales of optical pick-ups. Sales of Nidec Nissin Corporation increased by 10.8 % due to an increase in sales of precision chemical components.

Net sales of electronic and optical components accounted for 27.5 % of our total net sales for the six months ended September 30, 2004 and 24.7 % of total net sales for the six months ended September 30, 2005.

Net sales of other products decreased ¥164 million, or 1.5%, from ¥10,897 million for the six months ended September 30, 2004 to ¥10,733 million for the six months ended September 30, 2005, although net sales of automotive parts slightly increased.

Cost of Products Sold

Our cost of products sold increased ¥15,153 million, or 8.4%, from ¥181,393 million for the six months ended September 30, 2004 to ¥196,546 million for the six months ended September 30, 2005 due primarily to increased sales. As a percentage of net sales, cost of sales remained the same at 76.7% compared to the same period of the previous fiscal year. This was due primarily to the efficiencies of scale realized by mass production of small precision motors, which offset a cost increase caused by a rise in materials prices such as steel.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,706 million, or 9.2%, from ¥18,608 million for the six months ended September 30, 2004 to ¥20,314 million for the six months ended September 30, 2005. This increase was due primarily to loss on bad debts from the insolvency of AgfaPhoto GmbH, amounting to ¥1,059 million, at Nidec Copal Corporation. In the same period of the previous year, gain from reversal of accrued retirement benefit to directors amounting to ¥616 million at Nidec Sankyo Corporation and gain from the transition to the defined contribution pension plans amounting to ¥279 million at Nidec Nisshin Corporation were recognized as a decrease in selling, general and administrative expenses. As a percentage of net sales, selling, general and administrative expenses was the same at 7.9% compared to the same period of the previous fiscal year.

Research and Development Expenses

Our research and development expenses increased ¥1,928 million, or 15.7%, from ¥12,308 million for the six months ended September 30, 2004 to ¥14,236 million for the six months ended September 30, 2005. As a percentage of net sales, research and development expenses increased from 5.2% for the six months ended September 30, 2004 to 5.6% for the six months ended September 30, 2005. This was primarily due to an increase in expenses for our research and development with respect to sub-1.8 inch hard disk drive spindle motors, mainly used for portable music players, and mid-size motors, mainly used for automobile steering systems. An increase in expenses related to research and development resources, including labor costs for technical personnel, was another contributing factor.

Operating Income

As a result of the foregoing factors, our operating income increased ¥982 million, or 4.1%, from ¥24,096 million for the six months ended September 30, 2004 to ¥25,078 million for the six months ended September 30, 2005. As a percentage of net sales, operating income decreased from 10.2% to 9.8%.

Other Income (Expenses)

Other income increased ¥1,773 million, or 53.1%, from ¥3,336 million for the six months ended September 30, 2004 to ¥5,109 million for the six months ended September 30, 2005.

Interest and dividend income increased ¥380 million, or 110.5%, from ¥344 million for the six months ended September 30, 2004 to ¥724 million for the six months ended September 30, 2005. This was primarily due to interest income attributable to the increased average balance of our foreign currency deposits and increases of interest rates.

Gain on marketable securities, net increased ¥348 million, or 46.1%, from ¥755 million for the six months ended September 30, 2004 to ¥1,103 million for the six months ended September 30, 2005. This increase was attributable to profitable sales of marketable securities, reflecting favorable stock prices.

Foreign exchange gain increased ¥1,304 million, or 40.6%, from ¥3,212 million for the six months ended September 30, 2004 to ¥4,516 million for the six months ended September 30, 2005. This was principally due to an increase in the balance of our foreign currency denominated assets during the fiscal six months ended September 30, 2005 and a further depreciation in the value of the yen against relevant foreign currencies, as compared to the six months ended September 30, 2004. The exchange rate was ¥105.69 per U.S. dollar as of March 31, 2004 and ¥111.05 per U.S. dollar as of September 30, 2004 increasing to ¥107.39 per U.S. dollar as of March 31, 2005 and ¥113.19 per U.S. dollar as of September 30, 2005.

Other, net expense increased ¥467 million, or 150.6%, from ¥310 million for the six months ended September 30, 2004 to ¥777 million for the six months ended September 30, 2005. This was primarily due to liquidation losses of Nidec Sankyo Corporation’s subsidiaries amounting to ¥486 million.

Income before Provision for Income Taxes

As a result of the foregoing, our income before income taxes increased ¥2,755 million, or 10.0%, from ¥27,432 million for the six months ended September 30, 2004 to ¥30,187 million for the six months ended September 30, 2005.

Provision for Income Taxes

Our provision for income taxes increased ¥74 million, or 1.3%, from ¥5,843 million for the six months ended September 30, 2004 to ¥5,917 million for the six months ended September 30, 2005. The estimated effective income tax rate for the six-month period ended September 30, 2005 was lower compared to the estimated effective income tax rate for the six-month period ended September 30, 2004. This was mainly because tax benefit in foreign subsidiaries increased due to an increase in the ratio of profits attributable to foreign subsidiaries to total profits.

Minority Interest in Income of Consolidated Subsidiaries

Minority interest in income of our consolidated subsidiaries decreased ¥1,686 million, or 30.5%, from ¥5,528 million for the six months ended September 30, 2004 to ¥3,842 million for the six months ended September 30, 2005. This was due primarily to a decrease in income of group companies and a decrease in minority interest as a result of an increase in interests held in subsidiaries such as Nidec Copal Corporation and Nidec Tosok Corporation.

Equity in Net Losses of Affiliated Companies

Equity in net losses of our affiliated companies increased ¥15 million, or 125.0%, from ¥12 million for the six months ended September 30, 2004 to ¥27 million for the six months ended September 30, 2005. This was primarily due to an increase in net losses of affiliates accounted for by the equity method.

Net Income

As a result of the foregoing, our net income increased ¥4,352 million, or 27.1%, from ¥16,049 million for the six months ended September 30, 2004 to ¥20,401 million for the six months ended September 30, 2005.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation*(1), Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation*(2). For the information required by SFAS No. 131, see Note 10 to our consolidated financial statements included in this release.

Nidec (Zhejiang) Corporation and Nidec (H.K.) Co., Ltd. were identified as reportable segments in the current period. And we excluded Nidec Taiwan Corporation and Nidec Power Motor Corporation in the current period for their immateriality. Segment information for the six-month period ended September 30, 2004 has been restated to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles, Nidec Singapore Pte. Ltd. applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

Notes:	*(1) Sankyo Seiki Mfg. Co., Ltd. changed its name to Nidec Sankyo Corporation as of October 1, 2005.
*(2) Nissin Kohki Co., Ltd. changed its name to Nidec Nissin Corporation as of October 1, 2005.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the six months ended September 30, 2004 and 2005. The second table shows operating profit or loss by reportable operating segment for the six months ended September 30, 2004 and 2005:

	Six months ended September 30,
	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 27,910	¥ 33,786	$ 298,489
Intersegment revenues	31,672	49,025	433,121

Sub total	59,582	82,811	731,610
Nidec Electronics (Thailand)
External revenues	16,062	21,473	189,708
Intersegment revenues	9,304	15,017	132,671

Sub total	¥ 25,366	¥ 36,490	$ 322,379
Nidec (Zhejiang)
External revenues	¥ 5,880	¥ 7,179	$ 63,424
Intersegment revenues	188	1,746	15,425

Sub total	6,068	8,925	78,849
Nidec (Dalian)
External revenues	260	1,159	10,239
Intersegment revenues	18,747	23,291	205,769

Sub total	19,007	24,450	216,008
Nidec Singapore
External revenues	19,484	30,332	267,974
Intersegment revenues	1,046	728	6,432

Sub total	20,530	31,060	274,406
Nidec (H.K.)
External revenues	7,681	10,781	95,247
Intersegment revenues	1,030	1,085	9,586

Sub total	8,711	11,866	104,833
Nidec Philippines
External revenues	688	93	822
Intersegment revenues	9,224	13,319	117,669

Sub total	9,912	13,412	118,491
Nidec Sankyo
External revenues	33,266	33,585	296,713
Intersegment revenues	9,667	9,144	80,785

Sub total	42,933	42,729	377,498
Nidec Copal
External revenues	29,033	21,542	190,317
Intersegment revenues	4,826	4,070	35,957

Sub total	33,859	25,612	226,274
Nidec Tosok
External revenues	11,912	11,030	97,447
Intersegment revenues	379	197	1,740

Sub total	12,291	11,227	99,187

	Six months ended September 30,
	2004	2005	2005
	(Yen in millions and U.S. dollars in thousands)
Nidec Copal Electronics
External revenues	9,851	9,993	88,285
Intersegment revenues	1,192	1,285	11,353

Sub total	11,043	11,278	99,638
Nidec Shibaura
External revenues	8,098	6,704	59,228
Intersegment revenues	4,063	1,500	13,252

Sub total	12,161	8,204	72,480
Nidec-Shimpo
External revenues	4,798	4,803	42,433
Intersegment revenues	1,393	706	6,237

Sub total	6,191	5,509	48,670
Nidec Nissin
External revenues	6,188	6,312	55,765
Intersegment revenues	533	396	3,499

Sub total	6,721	6,708	59,264
All Others
External revenues	54,882	57,421	507,298
Intersegment revenues	78,069	88,269	779,830

Sub total	132,951	145,690	1,287,128
Total
External revenues	235,993	256,193	2,263,389
Intersegment revenues	171,333	209,778	1,853,326

Adjustments(*)	412	(19)	(168)
Intersegment elimination	(171,333)	(209,778)	(1,853,326)

Consolidated total (net sales)	¥ 236,405	¥ 256,174	$ 2,263,221

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Six months ended September 30,

	2004	2005	2005

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 651	¥ 4,252	$ 37,565
Nidec Electronics (Thailand)	4,097	5,164	45,622
Nidec (Zhejiang)	19	75	663
Nidec (Dalian)	1,600	1,778	15,708
Nidec Singapore	1,137	517	4,568
Nidec (H.K.)	214	180	1,590
Nidec Philippines	(203)	108	954
Nidec Sankyo	3,276	4,203	37,132
Nidec Copal	1,656	924	8,163
Nidec Tosok	677	20	177
Nidec Copal Electronics	1,768	1,715	15,152
Nidec Shibaura	631	(74)	(654)
Nidec-Shimpo	620	156	1,378
Nidec Nissin	373	496	4,382
All Others	7,478	5,979	52,823

Total	23,994	25,493	225,223

Adjustments (*)	102	(415)	(3,666)

Consolidated total	¥ 24,096	¥ 25,078	$ 221,557

(*) See Note 10 to the unaudited quarterly consolidated financial statements.

Net sales of Nidec Corporation increased ¥23,229 million, or 39.0%, from ¥59,582 million for the six months ended September 30, 2004 to ¥82,811 million for the six months ended September 30, 2005. External revenues of Nidec Corporation increased ¥5,876 million, or 21.0%, from ¥27,910 million for the six months ended September 30, 2004 to ¥33,786 million for the six months ended September 30, 2005. This increase resulted from increased sales of hard disk drive spindle motors and cooling fans for computer processors. Intersegment revenues of Nidec Corporation increased ¥17,353 million, or 54.8%, from ¥31,672 million for the six months ended September 30, 2004 to ¥49,025 million for the six months ended September 30, 2005. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to main customers through Nidec Singapore Pte. Ltd. Operating profit of Nidec Corporation increased ¥3,601 million from ¥651 million for the six months ended September 30, 2004 to ¥4,252 million for the six months ended September 30, 2005. This increase was due primarily to increases in sales and commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥11,124 million, or 43.9%, from ¥25,366 million for the six months ended September 30, 2004 to ¥36,490 million for the six months ended September 30, 2005 due primarily to an increase in sales of fluid dynamic bearing motors to main customers. Operating profit increased ¥1,067 million, or 26.0%, from ¥4,097 million for the six months ended September 30, 2004 to ¥5,164 million for the six months ended September 30, 2005. The comparatively lower increase in operating profit compared with sales was due primarily to increases in royalty expenses and commission fees to Nidec Corporation, and freight and packing expenses.

Net sales of Nidec (Zhejiang) Corporation increased ¥2,857 million, or 47.1%, from ¥6,068 million for the six months ended September 30, 2004 to ¥8,925 million for the six months ended September 30, 2005. This increase resulted from increased sales of hard disk drive spindle motors during the six months ended September 30, 2005, reflecting strong demand. Operating profit increased  only ¥56 million from ¥19 million for the six months ended September 30, 2004 to ¥75 million for the six months ended September 30, 2005. The comparatively lower in operating profit compared with sales was primarily resulted from a delay in shifting to mass production of hard disk drive spindle motors.

Net sales of Nidec (Dalian) Limited increased ¥5,443 million, or 28.6%, from ¥19,007 million for the six months ended September 30, 2004 to ¥24,450 million for the six months ended September 30, 2005. This increase was due primarily to an increase in customer demand for brushless DC fans for notebook-type personal computers and small precision brushless DC motors used in DVDs. Operating profit increased ¥178 million, or 11.1%, from ¥1,600 million for the six months ended September 30, 2004 to ¥1,778 million for the six months ended September 30, 2005. This was due primarily to an increase in sales.

Net sales of Nidec Singapore Pte. Ltd. increased ¥10,530 million, or 51.3%, from ¥20,530 million for the six months ended September 30, 2004 to ¥31,060 million for the six months ended September 30, 2005 due primarily to an increase in sales of hard disk drive spindle motors to main customers. However, operating profit of Nidec Singapore Pte. Ltd. decreased ¥620 million, or 54.5%, from ¥1,137 million for the six months ended September 30, 2004 to ¥517 million for the six months ended September 30, 2005. This was because sales in the profitable manufacturing division decreased by 20.1%, while sales in the trading division with lower margins increased by 92.2%.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥3,155 million, or 36.2%, from ¥8,711 million for the six months ended September 30, 2004 to ¥11,866 million for the six months ended September 30, 2005. This was due primarily to an increase in sales of hard disk drive spindle motors and small precision brushless DC motors to main customers. However, the operating profit of Nidec (H.K.) Co., Ltd. decreased ¥34 million, or 15.9%, from ¥214 million for the six months ended September 30, 2004 to ¥180 million for the six months ended September 30, 2005. This was due to an increase in sales with lower margins and increased selling, general and administrative expenses.

Net sales of Nidec Philippines Corporation increased ¥3,500 million, or 35.3%, from ¥9,912 million for the six months ended September 30, 2004 to ¥13,412 million for the six months ended September 30, 2005. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to a main customer. Nidec Philippines Corporation had an operating loss of ¥203 million for the six months ended September 30, 2004 and operating profit of ¥108 million for the six months ended September 30, 2005. This was due to an increase in sales of high-price and high-margin goods, namely 2.5 inches or smaller hard disk drive spindle motors.

Net sales of Nidec Sankyo Corporation decreased ¥204 million, or 0.5%, from ¥42,933 million for the six months ended September 30, 2004 to ¥42,729 million for the six months ended September 30, 2005. Operating profit increased ¥927 million, or 28.3%, from ¥3,276 million for the six months ended September 30, 2004 to ¥4,203 million for the six months ended September 30, 2005. The major reason for this was improvements in production cost efficiency.

Net sales of Nidec Copal Corporation decreased ¥8,247 million, or 24.4%, from ¥33,859 million for the six months ended September 30, 2004 to ¥25,612 million for the six months ended September 30, 2005. This was due primarily to a decrease in sales of shutters, optical units and lenses, which reflected decreased customer demand for digital cameras as a result of customers’ prolonged inventory adjustments. Part of the sales decrease resulted from the insolvency of AgfaPhoto GmbH, a purchaser of the company’s photo lab systems. Operating profit decreased ¥732 million, or 44.2%, from ¥1,656 million for the six months ended September 30, 2004 to ¥924 million for the six months ended September 30, 2005 due primarily to a decrease in sales of shutters, optical units and lenses.

Net sales of Nidec Tosok Corporation decreased ¥1,064 million, or 8.7%, from ¥12,291 million for the six months ended September 30, 2004 to ¥11,227 million for the six months ended September 30, 2005. This was due primarily to a decrease in sales of semiconductor fabrication equipment as a result of decreased customer demand from customers’ prolonged inventory adjustments in the semiconductor industry. Operating profit decreased ¥657 million, or 97.0%, from ¥677 million for the six months ended September 30, 2004 to ¥20 million for the six months ended September 30, 2005. This decrease was due primarily to a sharp rise in material prices, mainly for steel, and a decrease in sales of semiconductor fabrication equipment.

Net sales of Nidec Copal Electronics Corporation increased ¥235 million, or 2.1%, from ¥11,043 million for the six months ended September 30, 2004 to ¥11,278 million for the six months ended September 30, 2005. This increase was primarily due to an increase in sales of stepping motors and scanners. Operating profit decreased ¥53 million, or 3.0%, from ¥1,768 million for the six months ended September 30, 2004 to ¥1,715 million for the six months ended September 30, 2005.

Net sales of Nidec Shibaura Corporation decreased ¥3,957 million, or 32.5%, from ¥12,161 million for the six months ended September 30, 2004 to ¥8,204 million for the six months ended September 30, 2005 due primarily to a decrease in sales of machinery and mid-size motors for air conditioners. Operating profit decreased ¥705 million from ¥631 million for the six months ended September 30, 2004 to an operating loss of ¥74 million for the six months ended September 30, 2005 due primarily to a decrease in sales of mid-size motors.

Net sales of Nidec-Shimpo Corporation decreased ¥682 million, or 11.0%, from ¥6,191 million for the six months ended September 30, 2004 to ¥5,509 million for the six months ended September 30, 2005. This was due primarily to a decrease in sales of factory automation equipment as a result of decreased customer demand. Operating profit of Nidec-Shimpo Corporation decreased ¥464 million, or 74.8%, from ¥620 million for the six months ended September 30, 2004 to ¥156 million for the six months ended September 30, 2005. The decrease in operating profit resulted primarily from a decrease in sales of factory automation equipment.

Net sales of Nidec Nissin Corporation decreased ¥13 million from ¥6,721 million for the six months ended September 30 to ¥6,708 million for the six months ended September 30, 2005. Operating profit increased ¥123 million, or 33.0%, from ¥373 million for the six months ended September 30, 2004 to ¥496 million for the six months ended September 30, 2005. This was primarily due to increased production efficiency through implementation of automated production control.

Within the All Others segment, net sales increased ¥12,739 million, or 9.6% from ¥132,951 million for the six months ended September 30, 2004 to ¥145,690 million for the six months ended September 30, 2005. This was primarily due to the expansion in sales of Nidec Subic Philippines Corporation, Nidec Hi-Tech Motor (Thailand) Co., Ltd., and Nidec Sankyo (Hong Kong) Co., Ltd., as well as the new consolidation of subsidiary Nidec Sankyo Fuzhou (Hong Kong) Co., Ltd. Operating profit decreased ¥1,499 million, or 20.0%, from ¥7,478 million for the six months ended September 30, 2004 to ¥5,979 million for the six months ended September 30, 2005. This was primarily due to decreases in sales and profitability in Nidec Power Motor Corporation and Nidec Shibaura (Zhejiang) Co., Ltd. as a result of a sharp rise in material prices, mainly for steel.

Liquidity and Capital Resources

During the six months ended September 30, 2005, our total assets increased ¥41,077 million, or 8.5%, from ¥484,173 million to ¥525,250 million. This was mainly due to an increase in property, plant and equipment of ¥14,349 million as a result of additional machinery and equipment acquired to meet increased production in overseas companies. Accounts receivable and inventories increased ¥8,339 million and ¥5,305 million, respectively due to increased sales. Cash and cash equivalents also increased ¥11,612 million, as mentioned under “Cash Flows” below.

During the six months ended September 30, 2005, our total liabilities increased ¥13,289 million, or 6.0%, from ¥221,626 million to ¥234,915 million. This was mainly due to an increase in short-term borrowings of ¥10,346 million.

During the six months ended September 30, 2005, our working capital, defined as current assets less current liabilities, increased ¥11,009 million, or 10.9%, from ¥100,616 million to ¥111,625 million. This increase was mainly due to increases in accounts receivable and inventories.

During the six months ended September 30, 2005, total shareholders’ equity increased ¥24,269 million, or 11.7%, from ¥207,040 million to ¥231,309 million. This increase was mainly due to an increase in retained earnings of ¥18,620 million offset by dividends paid of ¥1,781 million. Foreign currency translation adjustment increased ¥3,042 million due to depreciation of the yen against major currencies. As a result, the ratio of stockholders’ equity to total assets increased 1.2% from 42.8% as of March 31, 2005 to 44.0% as of September 30, 2005.

Cash Flows

Net cash provided by operating activities increased ¥6,852 million from ¥16,786 million for the six months ended September 30, 2004 to ¥23,638 million for the six months ended September 30, 2005. This was mainly due to increases in net income and depreciation and amortization of ¥4,352 million and ¥2,016 million, respectively. Net cash provided by the changes of operating assets and liabilities also increased ¥2,567 million. On the other hand, minority interest in income of consolidated subsidiaries decreased ¥1,686 million.

Net cash used in investing activities decreased ¥1,820 million from ¥21,507 million for the six months ended September 30, 2004 to ¥19,687 million for the six months ended September 30, 2005. This was mainly due to a decrease in payments for additional investments in subsidiaries of ¥5,474 million from ¥8,091 million to ¥2,617 million as a result of our investments in Nidec Sankyo Corporation last year. On the other hand, net additions to property, plant and equipment offseting proceeds from sales of property, plant and equipment increased ¥3,968 million from ¥16,192 million to ¥20,160 million.

Net cash provided by financing activities increased ¥5,357 million from ¥216 million for the six months ended September 30, 2004 to ¥5,573 million for the six months ended September 30, 2005. This increase was mainly due to an increase in short-term borrowings of ¥66,511 million and a decrease in proceeds from issuances of new shares of ¥59,722 million. Dividends paid increased ¥806 million from ¥975 million to ¥1,781 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents of ¥2,088 million, our total outstanding balance of cash and cash equivalents increased ¥11,612 million from ¥70,111 million as of March 31, 2005 to ¥81,723 million as of September 30, 2005.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2005
			September 30,
	March 31	September 30	2005
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 70,111	¥ 81,723	$ 721,998
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥484 million in March and ¥539 million ($4,762 thousand) in September:
Notes	17,351	16,000	141,355
Accounts	112,568	120,907	1,068,178
Inventories:
Finished goods	18,853	22,512	198,887
Raw materials	12,688	13,785	121,786
Work in progress	13,009	14,292	126,266
Project in progress	964	1,065	9,409
Supplies and other	3,448	2,613	23,085
Other current assets	11,951	15,153	133,872

Total current assets	260,943	288,050	2,544,836

Marketable securities and other securities investments	18,495	19,302	170,527
Investments in and advances to affiliated companies	1,865	1,751	15,470
Property, plant and equipment:
Land	31,774	34,007	300,442
Buildings	79,765	84,670	748,034
Machinery and equipment	178,594	192,414	1,699,921
Construction in progress	6,687	7,476	66,048

	296,820	318,567	2,814,445
Less - Accumulated depreciation	(147,614)	(155,012)	(1,369,485)

	149,206	163,555	1,444,960

Goodwill	40,664	42,257	373,328
Other non-current assets	13,000	10,335	91,307

Total assets	¥ 484,173	¥ 525,250	$ 4,640,428

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2005
			September 30,
	March 31	September 30	2005
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥28,478	¥ 38,824	$ 342,998
Current portion of long-term debt	8,493	8,495	75,051
Trade notes and accounts payable	95,076	99,725	881,041
Other current liabilities	28,280	29,381	259,573

Total current liabilities	160,327	176,425	1,558,663

Long-term liabilities:
Long-term debt	37,833	35,477	313,429
Accrued pension and severance costs	11,128	10,005	88,391
Other long-term liabilities	12,338	13,008	114,922

Total long-term liabilities	61,299	58,490	516,742

Minority interest in consolidated subsidiaries	55,507	59,026	521,477

Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2005; issued and outstanding: 71,252,463 shares in March and 71,542,257 shares in September	61,180	62,173	549,280
Additional paid-in capital	63,799	64,777	572,286
Retained earnings	88,954	107,574	950,384
Accumulated other comprehensive loss
Foreign currency translation adjustments	(9,466)	(6,324)	(55,871)
Unrealized gains from securities	2,777	3,335	29,464
Minimum pension liability adjustment	(56)	(56)	(495)
Treasury stock, at cost:15,602 shares in March and 17,349 shares in September	(148)	(170)	(1,502)

Total shareholders’ equity	207,040	231,309	2,043,546

Total liabilities and shareholders’ equity	¥ 484,173	¥ 525,250	$ 4,640,428

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the six-month period ended September 30,		For the six-month period ended September 30,
		2004	2005	2005
	Net sales	¥ 236,405	¥ 256,174	$ 2,263,221

	Operating expenses:
	Cost of products sold	181,393	196,546	1,736,425
	Selling, general and administrative expenses	18,608	20,314	179,468
	Research and development expenses	12,308	14,236	125,771

		212,309	231,096	2,041,664

	Operating income	24,096	25,078	221,557

	Other income (expense):
	Interest and dividend income	344	724	6,396
	Interest expense	(513)	(471)	(4,161)
	Foreign exchange gain, net	3,212	4,516	39,897
	(Loss) gain on derivative instruments, net	(152)	14	124
	Gain from marketable securities, net	755	1,103	9,745
	Other, net	(310)	(777)	(6,865)

		3,336	5,109	45,136

	Income before provision for income taxes	27,432	30,187	266,693
	Provision for income taxes	(5,843)	(5,917)	(52,275)

	Income before minority interest and equity in earnings of affiliated companies	21,589	24,270	214,418
	Minority interest in income of consolidated subsidiaries	5,528	3,842	33,943
	Equity in net losses of affiliated companies	12	27	238

	Net income	¥ 16,049	¥ 20,401	$ 180,237

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 116.89	¥ 142.83	$ 1.26
	－ diluted	¥ 111.20	¥ 137.20	$ 1.21
	Cash dividends	¥ 7.50	¥ 12.50	$ 0.11

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2005	71,252,463	¥ 61,180	¥ 63,799	¥ 88,954	¥ (6,745)	¥ (148)	¥ 207,040
Comprehensive income:
Net income				20,401			20,401
Other comprehensive income (loss):
Foreign currency translation adjustments					3,142		3,142
Unrealized gains from securities, net of reclassification adjustment					558		558
Minimum pension liability adjustment					0		0

Total comprehensive income							24,101

Dividends paid				(1,781)			(1,781)
Conversion of convertible debt	264,594	900	900				1,800
Issuance cost of new stock			(15)				(15)
Exercise of stock option	25,200	93	93				186
Purchase of treasury stock						(22)	(22)

Balance at September 30, 2005	71,542,257	¥ 62,173	¥ 64,777	¥ 107,574	¥ (3,045)	¥ (170)	¥ 231,309

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Total

Balance at March 31, 2005	$540,507	$563,646	$785,882	$(59,591)	$(1,308)	$1,829,136
Comprehensive income:
Net income			180,237			180,237
Other comprehensive income (loss):
Foreign currency translation adjustments				27,759		27,759
Unrealized gains from securities, net of reclassification adjustment				4,930		4,930
Minimum pension liability adjustment				0		0

Total comprehensive income						212,926

Dividends paid			(15,735)			(15,735)
Conversion of convertible debt	7,951	7,951				15,902
Issuance cost of new stock		(133)				(133)
Exercise of stock option	822	822				1,644
Purchase of treasury stock					(194)	(194)

Balance at September 30, 2005	$549,280	$572,286	$950,384	$(26,902)	$(1,502)	$2,043,546

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005
Cash flows from operating activities:
Net income	¥ 16,049	¥ 20,401	$180,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,196	12,212	107,889
Gain from sales of marketable securities	(755)	(1,103)	(9,745)
Loss on sales and disposal of fixed assets	210	104	919
Minority interest in income of consolidated subsidiaries	5,528	3,842	33,943
Equity in net loss of affiliated companies	12	27	238
Loss (gain) on derivative instruments, net	152	(14)	(124)
Foreign currency adjustments	(1,490)	(2,539)	(22,431)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(16,226)	(6,075)	(53,671)
Increase in inventories	(9,371)	(4,819)	(42,574)
Increase in notes and accounts payable	13,373	3,025	26,725
Increase (decrease) in accrued income taxes	1,177	(611)	(5,398)
Other	(2,069)	(812)	(7,174)

Net cash provided by operating activities	16,786	23,638	208,834

Cash flows from investing activities:
Additions to property, plant and equipment	(17,792)	(20,633)	(182,286)
Proceeds from sales of property, plant and equipment	1,600	473	4,179
Purchases of marketable securities	(1)	(3)	(27)
Proceeds from sales of marketable securities	1,606	1,731	15,293
Proceeds from sales of investments in affiliated companies	344	-	-
Acquisitions of consolidated subsidiaries, net of cash acquired	23	-	-
Payments for additional investments in subsidiaries	(8,091)	(2,617)	(23,120)
Other	804	1,362	12,033

Net cash used in investing activities	¥ (21,507)	¥ (19,687)	$ (173,928)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	¥ (56,841)	¥ 9,670	$ 85,432
Proceeds from issuance of long-term debt	325	100	883
Repayments of long-term debt	(1,813)	(1,724)	(15,231)
Proceeds from issuance of new shares	59,907	185	1,634
Dividends paid	(975)	(1,781)	(15,735)
Other	(387)	(877)	(7,748)

Net cash provided by financing activities	216	5,573	49,235

Effect of exchange rate changes on cash and cash equivalents	1,473	2,088	18,447

Net (decrease) increase in cash and cash equivalents	(3,032)	11,612	102,588
Cash and cash equivalents at beginning of period	73,392	70,111	619,410

Cash and cash equivalents at end of period	¥ 70,360	¥ 81,723	$ 721,998

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2005 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥113.19= US$1, the approximate current exchange rate at September 30, 2005.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the six-month period ended September 30, 2004 have been made to conform to the presentation used for the six-month period ended September 30, 2005.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

NIDEC have completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of April 1, 2005. NIDEC have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the six-month period ended September 30, 2005 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2005	¥ 40,664	$ 359,254
Acquired during six month period	1,593	14,074

Balance as of September 30, 2005	¥ 42,257	$ 373,328

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for September 30, 2005 were split two for one. The number of issued shares of record on September 30, 2005 was the number of shares to be split. The effective date (issue date of split shares) was November 18, 2005.

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on November 18, 2005.

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the six-month periods ended September 30, 2004 and 2005.

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the six-month period ended September, 30, 2004:
Basic net income per share
Net income available to common shareholders	¥ 16,049	137,301	¥116.89
Effect of dilutive securities
Unsecured 0.8% convertible bonds	24	2,719
Zero coupon 0.0% convertible bonds	-	4,328
Securities of a subsidiary	(1)	-
Stock option	-	187
Diluted net income per share
Net income for computation	¥ 16,072	144,535	¥111.20
For the six-month period ended September, 30, 2005:
Basic net income per share
Net income available to common shareholders	¥ 20,401	142,835	¥142.83	$1.26
Effect of dilutive securities
Unsecured 0.8% convertible bonds	9	1,280
Zero coupon 0.0% convertible bonds	-	4,469
Securities of a subsidiary	0	-
Stock option	-	182
Diluted net income per share
Net income for computation	¥ 20,410	148,766	137.20	$1.21

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005

Net revenue	¥ 3,569	¥ 3,973	$ 35,100
Gross profit	¥209	¥249	$ 2,200
Net income	¥ 21	¥ (65)	$ (574)

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the six-month periods ended September 30, 2004 and 2005 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005
Service cost	¥ 646	¥ 418	$ 3,692
Interest cost	435	152	1,343
Expected return on plan assets	(193)	(61)	(539)
Amortization of unrecognized net actuarial loss	14	2	18
Amortization of unrecognized prior service cost	(31)	(31)	(274)
Cost for defined contribution plans and other	178	311	2,748
Gains from curtailments and settlements	(279)	(30)	(265)

Net periodic pension cost	¥ 770	¥ 761	$ 6,723

Gains from curtailments and settlements in 2004 were due to the transitions from defined benefit plans to defined contribution plans at Nidec Nissin Corporation, and in 2005 were due to the plan amendment at Nidec Logistics Co., Ltd.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the six-month periods ended September 30, 2004 and 2005. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the six-month period ended September 30,
	2004	2005
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.0)	(15.0)
Tax on undistributed earnings	1.1	1.1
Valuation allowance	(6.7)	(6.8)
Other	(0.1)	(0.7)

Estimated effective income tax rate	21.3%	19.6%

The estimated effective income tax rate for the six-month period ended September 30, 2005 was lower compared to the estimated effective income tax rate for the six-month period ended September 30, 2004. This was mainly because tax benefit in foreign subsidiaries increased due to an increase in ratio of foreign subsidiaries to total profits.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($64.94) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 7,350	$ 64.94
Exercised	0	7,350	64.94
Canceled	105	7,350	64.94

Balance at March 31, 2004:	2,862	7,350	64.94
Exercised	439	7,350	64.94
Canceled	61	7,350	64.94

Balance at March 31, 2005:	2,362	7,350	64.94
Exercised	252	7,350	64.94
Canceled	4	7,350	64.94

Balance at September 30, 2005:	2,106	7,350	64.94

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($32.47) per share of common stock.

The Company uses the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

The fair value of each option granted was ¥3,499 ($30.91) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the six-month period ended September 30, 2005
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the six-month period ended September 30, 2004 and 2005 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005
Net income	¥ 16,049	¥ 20,401	$ 180,237
Other comprehensive income (loss):
Foreign currency translation adjustments	2,063	3,142	27,759
Unrealized gains from securities, net of reclassification adjustment	(413)	558	4,930
Minimum pension liability adjustment	-	-	-

	1,650	3,700	32,689

Total comprehensive income	¥ 17,699	¥ 24,101	$ 212,926

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥639 million ($5,645 thousand) at September 30, 2005. On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to provide a guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥283 million ($2,500 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

In addition, NIDEC has guaranteed approximately ¥356 million ($3,145 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee. The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥639 million ($5,645 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

On December 9, 2004, NEC Corporation (NEC) filed a lawsuit against the Company in the Tokyo District Court claiming that NEC had a loss of ¥174 million ($1,573 thousand) accrued from unamortized equipment for its products and other damages caused by a stoppage of purchase of the products by the Company, and claiming that the Company was liable to compensate NEC for the loss because of the Company’s non-achievement of a guaranteed purchase volume. The Company has argued that the Company did not guarantee the purchase volume and that there was no reason to compensate the unamortized equipment cost. The Company also has argued that the reason for the stoppage of purchase of products by the Company derives from non-achievement of scheduled cost reductions by NEC, and therefore there is no reason for the Company to compensate NEC.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

As this litigation only recently began, the Company is not able to foresee how the case will result. The details of the transaction are as follows: Since July 2000, the Company purchased from NEC electric control units (ECU), assembled the ECUs with motors, and then supplied ECU-motor assemblies to one customer for incorporation into its electric power steering (EPS). However, on October 2002, the Company was notified of a stoppage of purchases of ECU-motor assemblies by the customer on the ground of non-achievement of scheduled cost reductions of the ECUs. Therefore, the Company stopped the purchase of the ECUs from NEC. Based on the fact that the Company continues to supply the motor to the customer even after the stoppage of the purchase of ECU-motor assemblies by the customer, the Company is confident that the stoppage of purchase of ECU-motor assemblies by the customer is not caused by any problem with the motor.

In April 2005, a group of 62 U.S. Music Copyright holders including BURNE CO., (collectively “Plaintiffs”) filed a lawsuit in the Southern District Court of New York, alleging that five companies and one individual, including Nidec Sankyo Corporation and two other consolidated subsidiaries (collectively “Defendants”) had been involved in sales of allegedly infringing music-box movements which were imported into the U.S. by several U.S. importers. The d efendants are now in the process of investigating the importer’s payment status of copyright royalty for the music-box movements and the estimation of the result of the lawsuit is difficult at this time. Although NIDEC is unable to estimate the result of the lawsuit at this time, it may have an adverse effect on NIDEC’s consolidated business results.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the six-month periods ended September 30, 2004 and 2005:

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005
Net sales:
Small precision motors
Hard disk drives spindle motors	¥ 53,030	¥ 76,279	$ 673,902
Other small precision brushless DC motors	28,757	32,329	285,617
Small precision brush DC motors	5,383	3,594	31,752
Brushless DC fans	17,401	18,186	160,668

Sub total	104,571	130,388	1,151,939
Mid-size motors	18,697	17,957	158,645
Machinery	37,276	33,908	299,567
Electronic and Optical components	64,964	63,188	558,247
Others	10,897	10,733	94,823

Consolidated total	¥ 236,405	¥ 256,174	$ 2,263,221

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation, or NNSN apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NCC and NCH were identified as reportable segments because the materiality of these segments increased in the current period. Segment information for the six-month periods ended September 30, 2004 has been restated to conform to the current presentation. NCT and NPMC were not identified as reportable segments in the current period due to their immateriality.

The following tables show revenue from external customers and other financial information by operating segment for the six-month period ended September 30, 2004 and 2005, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
Revenue from external customers:	2004	2005	2005
NCJ	¥ 27,910	¥ 33,786	$ 298,489
NET	16,062	21,473	189,708
NCC	5,880	7,179	63,424
NCD	260	1,159	10,239
NCS	19,484	30,332	267,974
NCH	7,681	10,781	95,247
NCF	688	93	822
NSNK	33,266	33,585	296,713
NCPL	29,033	21,542	190,317
NTSC	11,912	11,030	97,447
NCEL	9,851	9,993	88,285
NSBC	8,098	6,704	59,228
NSCJ	4,798	4,803	42,433
NNSN	6,188	6,312	55,765
All Others	54,882	57,421	507,298

Total	235,993	256,193	2,263,389
Consolidated adjustments related to elimination of intercompany transactions via third party	(74)	(145)	(1,281)
Others *1	486	126	1,113

Consolidated total	¥ 236,405	¥ 256,174	$ 2,263,221

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005
Revenue from other operating segments:
NCJ	¥ 31,672	¥ 49,025	$ 433,121
NET	9,304	15,017	132,671
NCC	188	1,746	15,425
NCD	18,747	23,291	205,769
NCS	1,046	728	6,432
NCH	1,030	1,085	9,586
NCF	9,224	13,319	117,669
NSNK	9,667	9,144	80,785
NCPL	4,826	4,070	35,957
NTSC	379	197	1,740
NCEL	1,192	1,285	11,353
NSBC	4,063	1,500	13,252
NSCJ	1,393	706	6,237
NNSN	533	396	3,499
All Others	78,069	88,269	779,830

Total	171,333	209,778	1,853,326
Intersegment elimination	(171,333)	(209,778)	(1,853,326)

Consolidated total	¥ 0	¥ 0	$ 0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six-month period ended September 30,		For the six-month period ended September 30,
	2004	2005	2005
Segment profit or loss:
NCJ	¥ 651	¥ 4,252	$ 37,565
NET	4,097	5,164	45,622
NCC	19	75	663
NCD	1,600	1,778	15,708
NCS	1,137	517	4,568
NCH	214	180	1,590
NCF	(203)	108	954
NSNK	3,276	4,203	37,132
NCPL	1,656	924	8,163
NTSC	677	20	177
NCEL	1,768	1,715	15,152
NSBC	631	(74)	(654)
NSCJ	620	156	1,378
NNSN	373	496	4,382
All Others	7,478	5,979	52,823

Total	23,994	25,493	225,223
U.S. GAAP adjustments to accrue pension and severance costs	163	82	724
Consolidation adjustments mainly related to elimination of intercompany profits	(754)	(113)	(998)
Reclassification *1	667	(307)	(2,712)
Others *2	26	(77)	(680)

Consolidated total	¥ 24,096	¥ 25,078	$ 221,557

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes profit caused by reversal of provision of retirement allowance for the period ended September 30, 2004 and loss caused by allowance for doubtful accounts for the period ended September 30, 2005.

*2 Others mainly include other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Subsequent events:

Following the merger of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc., NIDEC expect to record a gain, amounting to ¥1,413 million from the exchange of our shares in UFJ Holdings for shares of the new company, Mitsubishi UFJ Financial Group in accordance with the Emerging Issues Task Force 91-5 (“EITF 91-5”), discussion as to accounting for Nonmonetary Exchange of Cost-Method Investments.